May 17, 2006

Notice filed under Form 6-k

Further to the approval of the Audit Committee and Board of Directors of Elron Electronic Industries Ltd. ("Elron"), on May 15, 2006 and May 16, 2006 respectively, pursuant to The Companies Regulations (Relief in Related Party Transactions) 2000, as amended, it was resolved to increase the director fees payable to Mr. Avraham Asheri, a director of Elron and Chairman of the Audit Committee, to the same fees payable to Elron's external directors pursuant to The Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, as amended, (the "Regulations"), namely, an annual fee of NIS 112,008 (approximately US$25,170) and a fee per meeting of the Board of Directors or committee thereof attended of NIS3,360 (approximately US$755), in each case linked to the Israeli Consumer Price Index, in accordance with the Regulations. Mr. Asheri is not an officer or employee of Elron's major shareholder, Discount Investment Corporation Ltd. nor IDB Holding Corporation Ltd., the ultimate parent company of Discount Investment Corporation Ltd.